                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549                      OMB APPROVAL
                                                       OMB Number: 3235-0145
                                                       Expires: October 31, 1994
                     SCHEDULE 13D                      Estimated average burden
      UNDER THE SECURITIES EXCHANGE ACT OF 1934        hours per form .....14.90
                  (AMENDMENT NO. 6)*



                              RADICA GAMES LIMITED
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   G73 42H107
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                                 (CUSIP Number)

RICHARD H. PICKUP, c/o  WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR.,
          SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660, (714) 759-1311
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 27, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 5


CUSIP No.     G73 42H10 7                                      PAGE 2 OF 5 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Dito Devcar Corp., a Nevada corporation, #88-0294385
      Pickup Family Trust, $33-6123575
      Dito Devcar L.P., a Nevada limited partnership, #88-0294387
      TMP Charitable Trust, #88-6055770
      DRP Charitable Trust, #88-6055771
      Dito Caree L.P., a Nevada limited partnersip, #88-0302506
      Pickup Charitable Unitrust II, #33-0563297
      TD Investments LLC, a Nevada limited liability company, #88-0370064 Richard H. Pickup, an individual, ####-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      PF and WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Richard H. Pickup is an individual maintaining a California residence and is a citizen of the United States. Each of the other reporting entities were organized under and pursuant to the laws of the State of Nevada.
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                      7   SOLE VOTING POWER
                          Dito Devcar Corp.: 2,650,000
                          Pickup Family Trust: 100,000
                          TMP Charitable Trust: 25,000
                          Dito Caree L.P.: 984,000
                          DRP Charitable Trust: 25,000
                          Dito Devcar L.P.: 135,000
                          Pickup Charitable Unitrust II: 70,000
                          TD Investments LLC: 1,000,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NONE
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (SEE ITEM 7 ABOVE)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NONE
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE)  TOTAL OWNED: 4,989,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Dito Devcar Corp. - 12.76%
      Pickup Family Trust - .48%
      DRP Charitable Trust - .12%
      TMP Charitable Trust - .12%
      Dito Devcar L.P. - .65%
      Dito Caree L.P. - 4.73%
      TD Investments LLC - 4.82%
      Pickup Charitable Unitrust II - .33%
      TOTAL - 24.01%
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  14  TYPE OF REPORTING PERSON*
      Richard H. Pickup - IN
      Dito Devcar Corp - CO
      Pickup Family Trust - CO
      DRP Charitable Trust - CO
      TMP Charitable Trust -
      Dito Devcar L.P. - CO
      Dito Caree L.P. - CO
      TD Investments LLC - CO
      Pickup Charitable Unitrust II - CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                          AMENDMENT 6 TO SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          This Statement, as Amendment No. 6 to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADAF.

ITEM 2.   IDENTITY AND BACKGROUND

          The purpose of this Amendment No. 6 is to correct a mathematical and typographical error as to Amendment No. 5 dated February 14, 1998. This Amendment is an amendment to the original Schedule 13D, dated June 15, 1995 ("Schedule 13D"), and as further amended by Amendments No. 1, 2, 3, 4 and 5 heretofore filed. It is the purpose of this Amendment to reflect a mathematical and typographical error in the number of Shares held by Dito Devcar Corporation, a Nevada corporation ("Dito"), in that the total Shares held by Dito failed to disclose an additional 260,000 Shares previously held and owned by Dito and reported in Amendment No. 4. With said additional 260,000 Shares, the total holdings of Dito total 2,650,000 Shares, and represent 12.76% of the issued and outstanding Shares of Radica.

          All other statements set forth in Amendment No. 5 to Schedule 13D dated February 14, 1998, are herein restated.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          That information is previously set forth in Amendment No. 5 and is restated herein.

ITEM 4.   PURPOSE OF TRANSACTION

          That information is previously set forth in Amendment No. 5 and is restated herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As noted hereinabove, this Amendment is to reflect a typographical error in connection with the holdings of Dito. It is noted that Dito holds 2,650,000 Shares (not the 2,390,000 as reported in Amendment No. 5), and said Shares were previously held and acquired. Therefore, the holdings of Dito represent approximately 12.76% of the issued and outstanding Shares of Radica. The percentage of Dito Shares and the percentage of Shares owned by all of the reporting entities are based upon a total of 20,761,200 Shares of common stock of Radica outstanding, as is reflected in Radica's most recent report as filed with the Securities and Exchange Commission. No new or additional acquisitions have been made, other than those as reported in the previous Amendment No. 5 to
Schedule 13D, and each of the other reporting entities holds those number of Shares as reported in Amendment No. 5 to Schedule 13D as previously filed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable, no exhibits are to be filed.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  March 2, 1998      DITO DEVCAR CORPORATION,
                          a Nevada corporation


                          By:   /s/ DAVID B. HEHN
                             ---------------------------------
                                DAVID B. HEHN, President

                         DITO DEVCAR LIMITED PARTNERSHIP,
                         a Nevada limited partnership

                                By:   GAMEBUSTERS, INC.
                                      a Nevada corporation
                                            Its:  General Partner



                                            By:   /s/ DAVID B. HEHN
                                               ---------------------------------
                                                  DAVID B. HEHN,
                                                  President

                                      DITO CAREE LIMITED PARTNERSHIP,
                                      a Nevada limited partnership

                                            By:   GAMEBUSTERS, INC.,
                                                  a Nevada corporation
                                            Its:  General Partner



                                            By:   /s/ DAVID B. HEHN
                                               ---------------------------------
                                                  DAVID B. HEHN,
                                                  President

                                      PICKUP CHARITABLE REMAINDER
                                      UNITRUST II



                                      By: /s/ RICHARD H. PICKUP
                                         ---------------------------------------
                                          RICHARD H. PICKUP, Trustee

                                      DRP CHARITABLE UNITRUST UNDER
                                      DECLARATION OF TRUST, dated
                                      January 29, 1993



                                      By: /s/ RICHARD H. PICKUP
                                         ---------------------------------------
                                          RICHARD H. PICKUP, Trustee

                                      TMP CHARITABLE UNITRUST UNDER
                                      DECLARATION OF TRUST, dated
                                      January 29, 1993



                                      By: /s/ RICHARD H. PICKUP
                                         ---------------------------------------
                                          RICHARD H. PICKUP, Trustee

                                     TD INVESTMENTS, LLC,
                                     a Nevada limited liability company



                                      By: /s/ DAVID B. HEHN
                                         ---------------------------------------
                                          DAVID B. HEHN, Manager


                                      /s/ RICHARD H. PICKUP
                                      ------------------------------------------
                                      RICHARD H. PICKUP, an individual


                                      -5-